Filed by Riverbed Technology, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended

Subject Company: OPNET Technologies, Inc.

Commission File No. 000-30931

Riverbed Technology

11/15/2012 - 11:30 AM ET

Speaker ID 48

Riverbed Technology

November 15, 2012

11:30 AM ET

Amitabh Passi:	Okay, good morning everybody. My name is Amitabh Passi. I’m the networking and supply chain analyst at UBS and it’s my pleasure to welcome Riverbed to our conference. And we’re going to have this session with Randy Gottfried. He’s the CFO of Riverbed. And the format is going to be a fireside chat format and please, we’ll have mics around. Feel free to jump in and ask any questions. So Randy, thank you for coming.

Randy Gottfried:	Thanks for having us.

Amitabh Passi:	Randy, if you don’t mind, I just wanted to start off by quite an interesting event in the last few weeks for Riverbed. You guys just announced your internet to acquire OPNET. And I was wondering if you could maybe take us a step back and just help us understand sort of the strategic rationale in how you guys sort of thought about the idea of going after OPNET and how it fits in strategically in the rest of Riverbed.

Randy Gottfried:	Sure. Sure. So let me take a step back and just give a bit of a backdrop to that decision. So at Riverbed, 80% plus of our revenue comes from WAN optimization and we have an existing product line, our Cascade product line, which is in the NPM, network performance management, and that actually paired very, very nicely in that NPM is sort of the identification and diagnosis of problems and WAN optimization ends up being the cure for many of the performance and I would say performance issues that a lot of companies run into, especially as they try to consolidate their infrastructure into a datacenter, pull in gear from remote sites.

As we thought about both Riverbed longer term and specifically about the NPM business longer term, we saw some convergence. We saw NPM converging with an area called application performance management. NPM tends to be more network centric by definition, but customers didn’t really care about some of those sort of definitional sort of borders. If you’re an IT person in general, sometimes your life is a life of pain. All you know is somebody has called and said, you know what, my SAP performance is lousy when I try to access it in Tokyo. Exchange appears to be down. Well, is it because of the network went down, or some hops along the way are somehow screwed up? Are they because security is off somewhere? Is it because the application itself has gone awry?

And so from a customer’s point of view, they are regularly inundated with, hey, something went bad, go figure it out. And they can be in a war room and they bring out one of a different dozen products they may own to try to get to root cause analysis. And in a perfect world, if they really had a lot of foresight to alert them in advance when something was going to go bad. So APM, we heard this from customers all the time, APM was converging towards NPM. And there weren’t really many good converge products.

At Riverbed, we were considering a lot of organic development work to get more into the APM space. In the APM space, there were some established products, but it didn’t necessarily have the full spectrum NPM offerings that Riverbed did. We saw a fantastic opportunity, as we thought about, do you buy a bunch of different pieces and try to merge those along with some internal development. We saw OPNET, which was a sort of top right in Gartner’s magic quadrant to bring that business in as a much lower risk and go to market strategy than trying to build things ourselves, and in several years hopefully have something that’s competitive.

Riverbed Technology

11/15/2012 - 11:30 AM ET

Speaker ID 48

OPNET has been around for a bit. The APM side of their business has done quite well and when we look at the convergence of technologies with our NPM space, we think we have that next generation of capability that fits very well in with a business model that’s already selling into network and application buyers, which we do for WAN optimization. And we already have some developed expertise with our Cascade business line, that NPM product line, which we’ve had for years.

So we think there’s a good fit. It was a big chunk, which we recognize, but we actually feel in the risk profile it’s lower risk than the alternative, which was to buy a bunch of different pieces, invest a lot in development, not knowing if you’d be that sort of market leader down the road. So we instantly get that magic right — this upper right placement in the magic quadrant, which we think is extremely important for us.

Amitabh Passi:	And how do you see the competitive landscape shaping now? Like, are you the only one with the most compelling APM plus NPM offering? Who else do you think comes close to your capability set?

Randy Gottfried:	Well, I don’t think anybody will compete against the breadth of what we bring to customers. The NPM market has been around for a bit. Bigger competitors like NetScout are out there. On the APM space, you have people like Compuware and CA who have offerings. For both of these spaces, it’s been marked by some fragmentation. Nobody has a huge market share, which for us, we view that as an opportunity to go coalesce some market share. We bring these technologies into probably over 15,000 WAN optimization customers and it’s actually fueled some of the success for our Cascade product line to date.

And we think combined with OPNET, along with some of the organizational benefits, you have a tremendous amount of benefit from leveraging an install base of customers where we have a proven relationship and we’ve made them quite happy with what we’ve sold them to date. And we bring them a best of breed solution as a potential future purchase.

Amitabh Passi:	One of the questions I’ve been getting from investors is just curiosity on the timing of the deal and also some extrapolation. Does this say or signal anything about your core WAN optimization business. I just wanted to throw it out there and see if you could just maybe put that to rest in the sense that your core WAN optimization business probably growing high single digits. Maybe you can help us understand what you think the long-term trajectory is.

Randy Gottfried:	Sure. I have heard that comment from a number of investors that if you’re going into this second business, it must mean that you don’t like your prospects in WAN optimization, which I scratch my head at. Which is sort of like telling a parent if they have a second child, you really must not have loved that first child very well. And for us, it’s quite the opposite. We’re very excited by the WAN optimization. I do personally believe there’s more life left in that market than we’re given credit for. It is growing more slowly than it has been and there’s no hiding from that. At the same time, we see a tremendous need from customers. We see the trends in IT. We see the interest in newer products in that space all extremely good.

These are good long-term dynamics for us and we see the opportunity, frankly, to bring them more technologies. We do have a vision to be a more strategic vendor, a more solution oriented vendor over time and that means not taking our eye off the ball of WAN optimization, but supplementing that with some adjacent technologies that leverage our relationship, leverage our technical capability, and we think it’s an opportunity for us to grow the company in a smart incremental, logical way.

Riverbed Technology

11/15/2012 - 11:30 AM ET

Speaker ID 48

WAN optimization is and will remain sort of the lead horse in the stable, but there’s a lot of things that we can monetize from the relationship, and position, and strength in that WAN optimization core.

Amitabh Passi:	Can you just help give us an appreciation of how the sales cycle occurs today? Are they two separate people in an IT organization that are evaluating the APM and NPM? Is it a single point? And how does this integration then occur with OPNET?

Randy Gottfried:	To give you the unsatisfying answer is, it depends. You do see a mix. Sometimes, depending on the size of the organization, it’s a single person. Sometimes it’s more of an application oriented person buying NPM versus more of a network oriented person buying NPM. Now, the great thing about Riverbed, and it’s been true to life today is that for WAN optimization it’s forced us to deal not just with networking people, but with storage and app buyers as well. Because as people are thinking about consolidating their infrastructure and where they run into the problems where WAN optimization solves, that could be networking. But just as often, it’s the exchange buyer who is looking to consolidate infrastructure. It’s the storage buyer. It’s somebody who’s running the RP system and would love to pull that into fewer locations.

And so that’s why they brought us in for WAN optimization and that got us into working with a variety of buyers within a company. So as we think about NPM and APM, it’s the same short list of people that you’re dealing with. And we’ve gotten pretty good at it over time in working with multiples buyers within an organization.

Amitabh Passi:	Just one more in this line of thought. I’m curious, can you help us understand how you thought about the economic rationale for deal? $1 billion. You’re acquiring sort of an incremental $50 million in EBIT stream that will presumably grow 25%, 30% over time. Still hard to get a very compelling return on investment. I just wanted to see if you could just help us understand how you guys sort of envisioned your $1 billion investment and the return on it over time.

Randy Gottfried:	Sure. Ultimately, we have a very simple view that we think we can make our shareholders a lot more money with it, given the money we spend. And it’s primarily from revenue synergy that you get over time, either more Cascade, APM, NPM business that comes out of it. And also, there’s some synergy in the fact that you saw more WAN optimization as well. But it’s primarily the combination of APM and NPM provides a much more compelling offering once combined that we can leverage within our field organization, our channel partner relationships, our geographic coverage.

As an example, OPNET was heavily focused on U.S. only. They had some international, but it was a pretty tiny number. Riverbed generates probably 40% or more of our business outside the U.S. So there’s some logical extensions that we can provide and synergy points that over time we think make all of this a very financially lucrative deal for us. So we think it’s good news for our shareholders to bring them on board.

Amitabh Passi:	Randy, I think last time you and I met you sounded very optimistic about Granite, particularly as we go into 2013. I was wondering if you could just update us. How is Granite developing, the sales funnel, the sales pipeline? And then maybe also if you could just touch on Stingray and your relationship with Juniper and how that’s sort of developing?

Randy Gottfried:	Sure. So let me start with Granite and for those less familiar with the Granite story, so Granite is a new technology that we came out with earlier this year that allows people to consolidate a lot of infrastructure that they just couldn’t consolidate before. Many times, these were customers who were trying to pull in gear that had been distributed that because of the use case or even some basic concerns like what if the network link goes down, there are a variety of situations, which prompted people to leave gear distributed. And distributed gear is a lot more expensive to maintain than consolidated infrastructure.

Riverbed Technology

11/15/2012 - 11:30 AM ET

Speaker ID 48

Now, Granite, through a variety of means, allows people to consolidate those servers into the core, yet providing land like performance and preserving the ability to work in a disconnected way for short periods. But the short answer is, Granite allows people a path to consolidation that they just didn’t have for a whole variety of use cases.

The customer interest has been fantastic. Still early. As the CFO tries to manage things appropriately, we’ve said all along, hey, don’t expect a lot in the first year of shipping. The quarter-on-quarter percentage growth has been very impressive, yet the numbers are still small. It’ll take a little while for it to move the needle, but of all the new products that we’ve come out with, and we’ve had probably the strongest product cycle across a lot of different areas over the past eight or nine months, I think Granite probably has the earliest potential to move the needle.

We’ll see as we go to 2013, but customer feedback has been very good. We’ve seen the product just works. There’s a lot of good things and it’s just a very unique space, one where there just isn’t the competition. It’s just such a unique approach to a problem that if we can capitalize on that potential could be a real nice revenue accentuator on an already decent business. But we’re not there yet. We’re moving in the right direction, but we’re optimistic.

Amitabh Passi:	And on Juniper, I think you recognized $4 million in the September quarter. Just curious, should we assume something comparable in the December. Do you see more?

Randy Gottfried:	Yes, so the Juniper, we announced a relationship with Juniper where we essentially sold off a portion of the sort of market to Juniper for our ADC product. So we got into ADC just over a year ago with a purchase of a company called Zeus. Zeus, we have a very unique offering. It was software only ADC. It was especially well suited to cloud deployments. It was a specific area that we wanted to get into. We didn’t want to be the eighth guy going up against FI with an appliance, selling to a network buyer. It just wasn’t — we felt it was hard for us to differentiate in that respect.

Juniper had a different mindset and was more interested in going into a more traditional network approach, and they licensed our ADC product, our Stingray product in order to go after it. And so they gave us, frankly, a big slug of money and are basically tackling a portion of the market where we were never focused upon. It generated about $4 million of revenue in the third quarter. Probably similar in the fourth. It’ll grow, eventually, to about $5 million a quarter as we amortize a pretty sizable upfront payment.

Amitabh Passi:	If anybody has any questions, please raise your hand and in the meantime, I’ll just ask a couple questions on the business model. I think you’ve expressed a goal to sort of get to 30% operating margin. You’re sort of within striking distance I think in the September quarter. Do you think we get there in 2013 in any specific quarter, any particular quarter? And then would you like to hazard a guess in terms of what you think your WAN optimization market can grow at? I mean, is it a double-digit growth or do you think slightly slower?

Randy Gottfried:	Well, let’s focus first, we’ve not given guidance out past this quarter. But at top level, we could talk to — as far as operating margin targets, yes, we still hold to 30% being an aspirational medium term target. We’re not that far off. We, last quarter, did about 29% operating margins. We’ll have the blending in of OPNET, which is a lower margin company into the mix. So it’ll take time to get the combined total up towards those numbers.

Our focus and sort of the Maxwell’s hierarchy of what we’re doing, the first priority for us as a company has been and will continue to be growth, topline growth. There is I think a ton of market potential. We still think even WAN optimization is relatively low penetration where we can go after. So our growth orientation is not changed by that. Just organic, building the market, taking advantage of good opportunities. Growing absolute dollars of profits is sort of in parallel to that. So the last ends up being that percentage.

Riverbed Technology

11/15/2012 - 11:30 AM ET

Speaker ID 48

What we’ve seen over the years as we’ve gotten nicely profitable, in fact, I’ve been here for about nine years. We went public off of negative 24% operating margins and we’ve slowly built the margin profile by growing that topline and just growing revenue faster than expenses. And that’s, as we look forward, that would be our goal post acquisition as we try to get back towards that 30% target is just to grow a bit faster on the topline. And the bottom line and the percent is more of a residual impact from that.

You asked separately on sort of the growth rate of WAN optimization and so on. I think there’s a lot — like I said, I think earlier, there’s a lot more life I think in WAN optimization than we’re given credit for. We’ve not attached specific numbers for it. I think Gartner has a range of high single digits, low double digits as a growth rate. We’ll see as we exit the year. I think what we saw in the first three quarters of 2012 was the market wasn’t bad. It wasn’t great. It wasn’t bad. And I talk more on the overall macro IT market, and I think that’s illustrated in some of the other company’s results over the past few weeks and having their quarterly results come out.

In general, wasn’t bad. In a better economy, yes, we’d grow faster. Everybody else would grow faster. The good news about Riverbed is we’ve historically been a bit more resilient than others to the extent that look at 2009 as an example, where we probably had the worst economy in 60 years. Riverbed still grew close to 20% as a company. Now, in a compare and contrast to a lot of people who are actually contracting during that same period. So we’re not recession proof, but we’ve been a little bit more resilient.

And relevant to IT spending looking forward, I think we certainly could do better and would do better. What the overall macro looks like next year, just don’t know yet, and we’ll start talking about 2013 as we start talking about the results from Q4.

Amitabh Passi:	Any questions out there? We have a question back here.

Unidentified Audience Member:	(Inaudible question - microphone inaccessible)

Randy Gottfried:	So I’ll repeat the question for those in the room and listening via the webcast. So the question was, how has the customer reaction been to the OPNET acquisition announcement? I think in general, the feedback has been positive. We have a number of customers, not a lot, but a number of customers have been using us and them. We’ll see. The acquisition is not closed yet, but we did do a lot of communication both with channel partners and with end users, and I think the combination, if we can deliver on everything we say, provides a fantastic value proposition for customers, and they want to see us deliver on that.

Amitabh Passi:	And also, you kind of — WAN core business you’re saying kind of growth of high single, low double digits. How should we look at growth, your projections or what your thoughts are around APM and that growth, and that convergence?

Randy Gottfried:	So the APM business for OPNET had been growing about 30% over the prior 12 months in bookings in that area for them. We’ll see. Clearly, it’s an area for growth for us. We had some functions that even on our Cascade product line that sort of got into APM, but not many. But it is a fast growing part of the business. We’ll see. That wasn’t the only part of the business. They had NPM. They had some lower growth pieces of their business as well. APM was the core focus for that area that was growing quite nicely.

So what the exact growth rate will be for next year and beyond, we’ll talk more as we — once the acquisition closes. But that was, for us, a strategic priority was making sure that we got APM. That was a focus of what we’re going to be doing afterwards, and that is probably the fastest growth area of their product line.

Amitabh Passi:	Randy, if I could ask you one. Maybe you can remind me, Series 20 Appliances, do they go end of life or end of support next year? And can you give us a sense of how big that is as far as your footprint today? And I guess the motivation of the question is to try to get a sense, is there a potential upgrade to the 50s and 60s, and what that ultimately could be.

Riverbed Technology

11/15/2012 - 11:30 AM ET

Speaker ID 48

Randy Gottfried:	So for everybody’s benefit, we’ve had several generations of gear over the years for WAN optimization. What we call the 20 series, which were the 1020s, the 520s, the 6020s, that series of gear we sold between about 2005, 2006 and about 2009, 2008, 2009. There’s a variety that has spanned a couple quarters. But that gear is really our first generation of gear that will see some sort of refresh impact when those customers come back to buy more. There are several milestones in the life of a product. The first is obviously GA, but the next one ends up being end of availability, and that end of availability was, again, 2008, 2009 for most of those models.

The next big milestone is what I refer to as end of feature parity, meaning you no longer back port software releases from your newer products to those older platforms. And that took place earlier this year where people no longer, or actually, there was a release where they would have noticed, frankly, that they’re not getting those back ported releases. And then I think the most important one is end of support, where you no longer will sell support on a given unit. And that takes place in the Spring of 2014. You can check our website. We’ve got under support policies, you’ll see a list of all the units and specifically which date they go end of support.

And we think that’s an opportunity for us. There’s hundreds of millions of dollars of gear product value that is under support now for those older generations that I would presume those customers come back and buy with refreshed gear. It’s frankly taken a little bit longer than I would have expected. The good news, though, is their customers are still out there, and in my mind and I think in many people’s minds that end of support ends up being a hard stop. Few customers want an unsupported device in their infrastructure.

So we’ve got a variety of programs to go after them, to encourage them to upgrade. The other piece of good news is with the recently launched 60 series, which just came out earlier this year, they now have a much more compelling difference. When we came out with the 50s, post we went from 20s directly to 50s, the 50s were incrementally better than the 20s, but not a huge difference. Now that we have the 60s, I think there’s a much more notable, meaningful difference in capability just overall throughput, power. The newest software releases allow you to do more things. They integrate in with your infrastructure a lot more cleanly. There’s a variety of thing that we think would be very compelling for somebody who is currently using a 20 series box to buy the 60s.

And so we’ll see as we go through the next year. It’s certainly an opportunity for us to layer in a refresh cycle on which — which had been life to date a just selling into new customers. And so we’ll see how that goes, but we think that’s an opportunity.

Amitabh Passi:	I think we’re almost out of time, but I’ll poll if there’s one last question for anybody. Okay, Randy, thank you. I’m sure we could continue for another half hour, but I appreciate you coming.

Randy Gottfried:	Thank you very much. Appreciate it.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to: (i) statements about the benefits of the exchange offer and the merger; (ii) future financial and operating results following the exchange offer and the merger; (iii) the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; (iv) the competitive position and opportunities of the combined company; (v) the impact of the exchange offer and the merger on the market for the combined company’s products; and (vi) the timing of the completion of the exchange offer and the merger. In addition, words such as “anticipate,” “believes,” “budget,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predicts,” “project,” “should,” “will” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are based upon the current beliefs and expectations of Riverbed’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Riverbed. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to: (a) risks related to the integration of OPNET into Riverbed and the anticipated future benefits resulting from the acquisition of OPNET; (b) Riverbed’s or the combined company’s ability to react to trends and challenges in our business and the markets in which we operate; (c) Riverbed’s or the combined company’s ability to anticipate market needs or develop new or enhanced products to meet those needs; (d) the adoption rate of Riverbed’s or the combined company’s products; (e) Riverbed’s or the combined company’s ability to establish and maintain successful relationships with our distribution partners; (f) our ability to compete in our industry; (g) fluctuations in demand, sales cycles and prices for Riverbed’s or the combined company’s products and services; (h) shortages or price fluctuations in Riverbed’s or the combined company’s supply chain; (i) Riverbed’s or the combined company’s ability to protect intellectual property rights; (j) general political, economic and market conditions and events; (k) difficulties encountered in integrating Riverbed’s and OPNET’s businesses and technologies; (l) the expense and impact of legal proceedings; and (m) other risks and uncertainties described more fully in Riverbed’s and OPNET’s documents filed with or furnished to the Securities and Exchange Commission. All forward-looking statements in this document are based on information available as of the date hereof, and Riverbed assumes no obligation to update these forward-looking statements. Riverbed reserves the right to modify future business or product plans at any time.

Additional Information and Where to Find It

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of OPNET. Riverbed and its acquisition subsidiary have filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 and a tender offer statement on Schedule TO, and OPNET has filed a Solicitation/Recommendation Statement on Schedule 14D-9, all with respect to the Offer and the Merger (as defined in those documents). Holders of shares of OPNET are urged to carefully read the relevant exchange offer materials (including the Prospectus/Offer to Exchange, the related Letter of Transmittal and the other offer documents) and the Solicitation/Recommendation Statement because they contain important information that holders of OPNET securities should consider before making any decision regarding tendering their securities. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of shares of OPNET at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s web site at www.sec.gov. Free copies of these documents are also available by Riverbed by mail to Riverbed, 199 Fremont Street, San Francisco, CA 94105, Attention: Investor Relations.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Riverbed and OPNET file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Riverbed or OPNET at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Riverbed’s and OPNET’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.